Glenn & Glenn
124 Main Street
Suite 8
New Paltz NY 12561

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington DC 20549

Re: Live Current Media Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on September 8, 2010 by David Jeffs, et. al.
File No. 000-29929.

Dear Mr. Orlic:

Set forth below is a detailed explanation of our responses to your comment letter dated September 13, 2010 with respect to the above referenced filing.  We have reproduced your letter and stated our response to each of your comments.

1.
Your proxy statement proposes to elect seven directors to the board, whereas the company’s preliminary proxy statement proposes to fill only five seats on the board.  We also note your disclosure in the penultimate paragraph of the section entitled “Reasons for Mr. Jeffs’s Solicitation,” in which you propose to elect seven directors and then reduce the size of the board to an unspecified number of directors.  Please advise, and modify your disclosure as appropriate to address the mechanics of voting under these circumstances.

Answer:  Additional disclosure has been added on page13 regarding the voting mechanics.  The participants’ intentions have changed with respect to reducing the size of the board and so the disclosure regarding that intention has been removed.

2.	Please disclose the participants’ concerns regarding the overall composition of the board of directors.

Answer: See the disclosure under “Background of The Solicitation” and “Reasons For Mr. Jeff’s Solicitation.”

3.
Please provide us supplementally with support for the statements that the company was one of the top 20 fastest-growing companies in Canada n 2006 and 2007 and one of the top 100 fastest-growing companies in 2008.

Answer: This disclosure has been removed.

4.
Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the solicitation materials or provided to the staff on a supplemental basis.  Please provide support for the following:

•	From 2007 to 2009, Mr. Hampson devoted substantial amounts of time traveling for and working to build up CoreLink;

Answer:  This disclosure has been removed.

•	From 2007 to 2009 , Core Link established data centers in Arizona, Nevada, Washington and Chicago;

Answer:  We are providing supplemental data to support this disclosure.  The supplemental data is from CoreLink’s web site and indicates that the company was formed in 2007 and now has data centers in those four locations and that Mr. Hampson is the founder.  Mr. Hampson has disclosed in SEC filings that he has been the CEO of CoreLink from November 2007 to present.

•	The company’s acquisition in March 2008 was disastrous;

Answer:  We have removed the word “disastrous.”

•	The acquisition was written off the company’s books by the end of 2009; and

Answer:  We are providing supplemental data from the SEC’s data base to support.

•	From July 2002 through September 2007, revenues at the company increased more than 2000% and market capitalization rose by more than 1000%.

Answer:  We are providing information from the SEC ‘s data base and yahoo to support.  Note that in 2002 there were 14,691,339 shares outstanding @ $0.05 per share, and in 2007 there were 18,948,362 shares outstanding @ $2.15.

5.
We note your statement that the company’s common stock is currently trading at approximately 10 cents per share.  Please disclose the range of prices at which the common stock was trading at the time Mr. Jeffs stepped down as chief executive officer of the company.

Answer:  The disclosure has been added in the second paragraph on page 8.

6.
Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.  Provide us supplementally with the factual foundation for such assertions.  In this regard, note that the factual foundation for such assertions must be reasonable.  Refer to Rule 14a-9 .  Please provide us supplemental with the factual foundation for the disclosure that Mr. Jeffs believes the company needs a whole new board that will exercise “good, independent judgment” to guide the company.

Answer:  Please see the disclosure under “Reasons for Mr. Jeffs’s Solicitation.”

7.
Please provide a background discussion of the contacts you have had with the company during the time period leading up to the current solicitation.  You should describe in sufficient detail the specifics of and discussions between the parties.

Answer:  This disclosure has been added under the heading “Background of the Solicitation.”

8.
Please explain in further detail what specific actions you nominees will advocate if elected to the board of directors.  For example, please disclose if the nominees will investigate a sale of the company of a change in its business strategy or future operations.  Please be as specific as possible.

Answer:  This disclosure has been added in the penultimate paragraph on page 12.

9.
We note that the participants reserve the right to vote for unidentified substitute nominees.  Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw.  In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the r4evised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Answer:  We have revised the disclosure in the last paragraph on page 11. Also, the participants confirm that they will file an amended proxy statement as described above should they nominate substitute nominees.

10.
You state that you may employ a variety of methods to solicit proxies.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A.  Refer to Rule 14a-6(b) and (c).  Please confirm your understanding.

Answer:  The participants confirm their understanding as set forth above.

11.
You refer security holders to information that you are required to provide that will be contained in CPI’s proxy statement for the annual meeting.  We presume that you are relying upon Rule 14a-5(c)to refer to this information.  If so, please note that we believe that reliance upon Rule 14a-5(c)before the Company distributes the information to security holders would be inappropriate.  Alternatively, if you disseminate your proxy statement before distribution of the Company’s proxy statement, you must provide the omitted information to the security holders in your own proxy statement.  Please conform your understanding in your response letter.

Answer: The participants confirm that they will not mail their proxy before the company mails its proxy unless they include the information presently incorporated by reference.

12.	Please clearly mark the form of proxy as a “Preliminary Copy.” See Rule 14a-6(e)(1) of Regulation 14A.

Answer:  The proxy has been so marked.

13.
Proposal 1 states that a shareholder can exclude particular nominees by checking the “for all” box and writing the name of the nominee that the shareholder does not support “on the line below.”  However, a line does not appear directly under this proposal.  Please advise, or revise your form of proxy.

Answer:  The proxy has been so revised.

Please feel free to call me at 845.256.8031 should you have any further questions.

Glenn & Glenn LLP

/s/ D. Roger Glenn